Exhibit 99.1

ESTIMATED RESERVES AND FUTURE NET REVENUE

AS OF

JUNE 1, 2012

ATTRIBUTABLE TO INTERESTS

OWNED BY

RED MOUNTAIN RESOURCES, INC.

IN CERTAIN PROPERTIES

LOCATED IN

TEXAS

FORREST A. GARB & ASSOCIATES, INC.
INTERNATIONAL PETROLEUM CONSULTANTS

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS

5310 HARVEST HILL ROAD, SUITE 275, LB 152

DALLAS, TEXAS 75230 - 5805

(972)788-1110 Telefax (972)991-3160 (E MAIL) forgarb@forgarb.com

August 31, 2012

Mr. Alan Barksdale

Red Mountain Resources, Inc.

2515 McKinney Avenue, Suite 900

Dallas, TX 75201

Dear Mr. Barksdale:

At your request, Forrest A. Garb & Associates, Inc. (FGA) has estimated the proved reserves and future net revenue, as of June 1, 2012, attributable to interests owned by Red Mountain Resources, Inc. (Red Mountain) in certain oil and gas properties located in Texas.

This report has been prepared using the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC), and with the exception of the exclusion of future income taxes, conforms to the FASB Accounting Standards Codification Topic 932, Extractive Industries – Oil and Gas. These guidelines specify the use of a 12-month first-day-of-the-month average benchmark price, a 10 percent discount factor, and constant oil and gas prices and costs.

The following table summarizes the estimated total net reserves and future net revenue, as of June 1, 2012:

	Estimated Net Reserves[1]		Estimated Future Net Revenue
Proved Reserve Category	Oil and Condensate (MBbl)[2]	Gas (MMcf)[2]	Undiscounted (M$)[2]	Discounted at 10% Per Year[3] (M$)[2]
Developed
Producing	0.038	2,671.497	6,030.856	3,861.547
Non-producing	0.000	1,451.669	3,423.110	1,824.911
Undeveloped	0.000	381.617	397.971	146.402
Total Proved[4]	0.038	4,504.783	9,851.937	5,832.860

1 The definitions for all reserves incorporated in this study have been set forth in this report.

2 MBbl = thousands of barrels, MMcf = millions of cubic feet, M$ = thousands of dollars.

3 The discounted future net revenue is not represented to be the fair market value of these reserves.

4 The reserves and revenues in the summary table were estimated using the Aries economics program. Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

FORREST A. GARB & ASSOCIATES, INC.

The properties evaluated by FGA account for a portion of Red Mountain's total net proved reserves as of June 1, 2012. The properties evaluated by FGA represent 0.0 percent of the total net proved liquid hydrocarbon reserves and 69.4 percent of the total net proved gas reserves as reported by Red Mountain. The remainder of the reserves were estimated by another third party engineering firm. Based on information provided by Red Mountain, the third party estimate conducted by FGA addresses 0.0 percent of the total proved developed producing net liquid hydrocarbon reserves, 91.7 percent of the total proved developed producing net gas reserves, 100.0 percent of the total proved developed non producing gas reserves, and 18.0 percent of the total proved undeveloped net gas reserves of Red Mountain. There were no reported proved developed non producing or proved undeveloped liquid hydrocarbon reserves.

ENGINEERING

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward. The basis for estimating the proved producing reserves was the extrapolation of historical production having an established decline trend. Volumetrics and/or analogy were used for forecasting properties where insufficient data were present for production decline extrapolation. Production histories were obtained from published production data and state reporting records purchased from a third party provider, HPDI, LLC, and supplemented with data provided by Red Mountain. The reserves for other reserve categories were estimated by analogy to adjacent comparable wells. Red Mountain provided the available geologic and engineering data for FGA's review. FGA has accepted Red Mountain’s intent to recomplete the proved developed non-producing properties and to drill the proved undeveloped locations.

The analysis and findings presented in this report represent FGA’s informed judgments based on petroleum engineering and evaluation principles set forth in the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information" promulgated by the Society of Petroleum Engineers (SPE Standards), but are subject to the generally recognized and unforeseen risks associated with the interpretation of geological, geophysical, and engineering data. Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with SPE Standards. Future changes in federal, state, or local regulations may adversely impact the ability to recover the future oil and gas volumes expected. Changes in economic and market conditions from the assumptions and parameters used in this study may cause the total quantity of future oil or gas recovered, actual production rates, prices received, operating expenses and capital costs to vary from the results presented in this report.

Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure. Gas sales imbalances have not been taken into account in the reserve estimates. The oil reserves shown in this study include crude oil and/or condensate. Oil volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.

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FORREST A. GARB & ASSOCIATES, INC.

ECONOMIC CONSIDERATIONS

The benchmark oil and gas prices used in this study are the average of the first trading-day of the month spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas, per SEC guidelines. Oil prices are based on a benchmark price of $97.06 per barrel and have been adjusted by lease for gravity, transportation fees, and regional price differentials. Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $3.343 per million British thermal units (MMBtu) and have been adjusted by lease for Btu content, transportation fees, and regional price differentials. The average price adjusted oil and gas prices used in this evaluation were $97.06 per barrel and $3.345 per million cubic feet, respectively. The adjustment is based on the differential between historic oil and gas sales and the corresponding benchmark price. The oil and gas prices are held constant for the economic life of the properties as specified by the SEC.

Lease operating costs, capital expenditures as required for workovers and future development of new wells, and for production equipment were provided by Red Mountain for FGA’s review. All costs have been held constant in this evaluation. Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report. No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

Grand total summary economic projections by reserve category and category summaries (including one-line summaries for the individual properties) are presented in Attachment A. The individual properties have been ranked in descending order of discounted future net revenue value. This ranking is presented as Attachment B. Attachment C shows the individual projections and graphs of historical and forecast production for proved developed producing, proved developed non-producing, and proved undeveloped properties.

Attachment D presents the definitions of proved oil and gas reserves in accordance with the SEC. General comments regarding this report and the estimation of future reserves and revenue are presented in Attachment E. Attachment F contains the consulting firm profile.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after the deduction of severance taxes, ad valorem taxes, direct operating costs, and future capital expenditures. No deductions have been made for overhead, federal income taxes, or other indirect costs, such as interest expense and loan repayments. Surface and well equipment salvage values have not been considered in the revenue projections. The estimated reserves included in the cash flow projections have not been adjusted for risk. The reserves included in this study are estimates only and should not be construed as exact quantities. Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

Red Mountain provided ownership interests in the properties, and FGA accepted the extent and character of ownership (working interest and net revenue interest) as represented. Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.

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FORREST A. GARB & ASSOCIATES, INC.

FGA is an independent firm of geologists and petroleum engineers. Neither the firm nor its employees own any interest in the properties studied, nor have we been employed on a contingency basis. FGA has used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.

We appreciate the opportunity to submit this evaluation. Should you have any questions, please do not hesitate to call.

This report was prepared under the supervision of W.D. Harris III, Registered Professional Engineer No. 75222, State of Texas.

Yours truly, Forrest A. Garb & Associates, Inc. Texas Registered Engineering Firm F-629 W. D. Harris III Chief Executive Officer Forrest A. Garb & Associates, Inc.

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